

D90/COMP SEC/RQ
16 December 2003

03 DEC 30 7:21

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com



Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 21th October 2003 - 16th December 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since October 21, 2003 to December 16, 2003

1. Announcement dated October 27,2003 regarding director shareholding
2. Announcement dated October 28,2003 regarding directorate change.
3. Announcement dated October 29,2003 regarding notification of interests of directors and connected persons.
4. Announcement dated November 3, 2003 regarding director shareholding.
5. Announcement dated November 6, 2003 regarding interim results.
6. Announcement dated November 10, 2003 regarding purchase of own securities.
7. Announcement dated November 11, 2003 regarding purchase of own securities.
8. Announcement dated November 12, 2003 regarding purchase of own securities.
9. Announcement dated November 13, 2003 regarding purchase of own securities.
10. Announcement dated November 14, 2003 regarding notification of interest of director shareholding.
11. Announcement dated November 17, 2003 regarding purchase of own securities.
12. Announcement dated November 18, 2003 regarding director shareholding.
13. Announcement dated November 18 2003 regarding purchase of own securities.
14. Announcement dated November 19, 2003 regarding purchase of own securities.
15. Announcement dated November 20, 2003 regarding purchase of own securities.
16. Announcement dated November 20, 2003 regarding purchase of own securities.

dw 1/7

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA



17. Announcement dated November 21, 2003 regarding purchase of own securities.
18. Announcement dated November 24, 2003 regarding notification of directors' interests.
19. Announcement dated November 25, 2003 regarding purchase of own securities.
20. Announcement dated November 26, 2003 regarding notification of interest of directors and connected persons.
21. Announcement dated November 26, 2003 regarding purchase of own securities.
22. Announcement dated November 28, 2003 regarding purchase of own securities.
23. Announcement dated December 1, 2003 regarding notification of interest of directors and connected persons.
24. Announcement dated December 1, 2003 regarding purchase of own securities.
25. Announcement dated December 2, 2003 regarding purchase of own securities.
26. Announcement dated December 3, 2003 regarding purchase of own securities.
27. Announcement dated December 4, 2003 regarding purchase of own securities.
28. Announcement dated December 5, 2003 regarding purchase of own securities.
29. Announcement dated December 8, 2003 regarding purchase of own securities.
30. Announcement dated December 10, 2003 regarding Blocklisting six monthly return.
31. Announcement dated December 11, 2003 regarding purchase of own securities.
32. Announcement dated December 11, 2003 regarding purchase of own securities.

Documents filed by Boots Group PLC with the Registrar of Companies from October 21, 2003 to December 16 2003

33. Four forms 169 in respect of returns by a company purchasing its own shares (filed on 28th October 2003).
34. Form 288b in respect of the resignation of Andrew Smith on 31 October 2003.
35. Form 88(2) in respect of allotment of on 21 November 2003.

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

Ruth Quesnell
Company Secretarial Assistant





D90/COMP SEC/RQ
16 December 2003

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
ruth.quesnell@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 21th October 2003 - 16th December 2003 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since October 21, 2003 to December 16, 2003

1. Announcement dated October 27,2003 regarding director shareholding
2. Announcement dated October 28,2003 regarding directorate change.
3. Announcement dated October 29,2003 regarding notification of interests of directors and connected persons.
4. Announcement dated November 3, 2003 regarding director shareholding.
5. Announcement dated November 6, 2003 regarding interim results.
6. Announcement dated November 10, 2003 regarding purchase of own securities.
7. Announcement dated November 11, 2003 regarding purchase of own securities.
8. Announcement dated November 12, 2003 regarding purchase of own securities.
9. Announcement dated November 13, 2003 regarding purchase of own securities.
10. Announcement dated November 14, 2003 regarding notification of interest of director shareholding.
11. Announcement dated November 17, 2003 regarding purchase of own securities.
12. Announcement dated November 18, 2003 regarding director shareholding.
13. Announcement dated November 18 2003 regarding purchase of own securities.
14. Announcement dated November 19, 2003 regarding purchase of own securities.
15. Announcement dated November 20, 2003 regarding purchase of own securities.
16. Announcement dated November 20, 2003 regarding purchase of own securities.



17. Announcement dated November 21, 2003 regarding purchase of own securities.
18. Announcement dated November 24, 2003 regarding notification of directors' interests.
19. Announcement dated November 25, 2003 regarding purchase of own securities.
20. Announcement dated November 26, 2003 regarding notification of interest of directors and connected persons.
21. Announcement dated November 26, 2003 regarding purchase of own securities.
22. Announcement dated November 28, 2003 regarding purchase of own securities.
23. Announcement dated December 1, 2003 regarding notification of interest of directors and connected persons.
24. Announcement dated December 1, 2003 regarding purchase of own securities.
25. Announcement dated December 2, 2003 regarding purchase of own securities.
26. Announcement dated December 3, 2003 regarding purchase of own securities.
27. Announcement dated December 4, 2003 regarding purchase of own securities.
28. Announcement dated December 5, 2003 regarding purchase of own securities.
29. Announcement dated December 8, 2003 regarding purchase of own securities.
30. Announcement dated December 10, 2003 regarding Blocklisting six monthly return.
31. Announcement dated December 11, 2003 regarding purchase of own securities.
32. Announcement dated December 11, 2003 regarding purchase of own securities.

Documents filed by Boots Group PLC with the Registrar of Companies from October 21, 2003 to December 16 2003

33. Four forms 169 in respect of returns by a company purchasing its own shares (filed on 28th October 2003).
34. Form 288b in respect of the resignation of Andrew Smith on 31 October 2003.
35. Form 88(2) in respect of allotment of on 21 November 2003.

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

Ruth Quesnell
Company Secretarial Assistant





Full Text Announcement




Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:10 27 Oct 2003
Number	3553R

On 27th October 2003, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 41,965 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.90. This represents approximately 0.005% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, Mr. H. Dodd, and Mr. A. P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 41,965.

END








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Company	Boots Group PLC
TIDM	BOOT
Headline	Directorate Change
Released	09:05 28 Oct 2003
Number	3694R

RNS Number:3694R
Boots Group PLC
28 October 2003

Boots Group PLC - Management Change

Boots today announces an executive restructuring designed to simplify and focus the leadership of the business.

David Kneale, currently chief operating officer, takes the new role of chief commercial officer with responsibility for trading, marketing and formats. A new role of retail director will be created to give even greater focus on our stores operation.

Paul Bateman, currently operations director, takes a new combined role with responsibility for human resources (HR), logistics and manufacturing.

Howard Dodd, chief financial officer, takes the additional responsibility of the property portfolio.

As a result of this smaller executive team structure, Andy Smith, board director for HR, has resigned and will be leaving the business with immediate effect. Also, Ann Francke, strategic marketing director, leaves the business today.

Richard Baker, chief executive, comments: "The smaller executive team will help us speed up the progress we are already making on re-focusing and re-energising our business. As part of that, I am very sorry to be losing two members of our team and I would like to thank them both for their major contributions to the business."

- Ends -

For further information:

Investor Relations

Peter Baguley - Tel: 0115 968 7031

Media

Donal McCabe - Tel: 0115 968 7029
Mobile: 07769 690618
Matthew Dransfield - Tel: 0115 968 7284

END


RNS

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:55 29 Oct 2003
Number	4533R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of
stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

682p

13) Date of transaction

21st October 2003

14) Date company informed

29th October 2003

15) Total holding following this notification

117,210

16) Total percentage holding of issued class following this
notification

0.0148%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for
making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....29th October 2003.............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of
stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

682p

13) Date of transaction

21st October 2003

14) Date company informed

29th October 2003

15) Total holding following this notification

115,679

16) Total percentage holding of issued class following this notification

0.0146%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for
making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....29th October

2003.............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of
stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

682p

13) Date of transaction

21st October 2003

14) Date company informed

29th October 2003

15) Total holding following this notification

135,790

16) Total percentage holding of issued class following this
notification

0.0172%

**If a director has been granted options by the company please
complete the following boxes**

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that
price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for
making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....29th October 2003.............................

END



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Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:13 3 Nov 2003
Number	6053R

BOOTS GROUP PLC

3rd November 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 3rd November 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has increased by 21,520 as a result of purchases and transfers by participants of rights under the All-Employee Share Scheme 2002. This includes a purchase settled on 29th October 2003 under the Share Investment Plan of the All-Employee Share Scheme, of 26,448 shares at a price of 682p per share. This represents approximately 0.0027% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker, Mr P Bateman and Mr H Dodd.

As result of the movements referred to above the number of shares held by the Trust has risen to 3,997,743 representing approximately 0.51% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,585,461.

END









Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Interim Results
Released	07:00 6 Nov 2003
Number	7431R

RNS Number:7431R
Boots Group PLC
06 November 2003

6th November 2003

HALF YEAR RESULTS TO 30TH SEPTEMBER 2003

Highlights for the half year

- Sales from continuing operations rose by 4.9%
  - Boots The Chemists sales up 3.6% like for like
  - Boots Healthcare International sales up 7.3% (at comparable exchange rates)
- Operating profit from continuing operations increased by 8.1% to £266.4m
- Profit before tax up by 10.7% to £280.5m
- Earnings per share before exceptionals up 4.1% to 23.0 pence
- Interim dividend up 4.8% to 8.8 pence
- Share buybacks will continue following the completion of the programme to return the proceeds of the Halfords sale
- New information on expected performance for the year can be found under Boots The Chemists Outlook section

Sir Nigel Rudd, chairman, said:

"In the past, Boots has performed steadily. But this is a business that, for all sorts of reasons and distractions, has failed to punch its brand and franchise weight.

The new executive team has been given a clear agenda by me and the board: modernise the business, make it more efficient and focus more effectively on the customer."

Summary of Business Performance

	Turnover			Profit	
	Total £m	% growth	% like for like	£m	% growth
Boots The Chemists	2,069.5	3.8	3.6	269.2	4.9
Boots Opticians & Dentalcare	123.4	-5.3	-3.9	(5.5)	
Boots Healthcare International (a)	241.9	11.0	7.3	35.6	1.1
Boots Retail International (a)	21.3	16.7	21.3	(4.0)	
Group and Other	57.7	54.7		(28.9)	
Inter-segmental	(14.5)	2.0			

Continuing operations	2,499.3	4.9		266.4	8.1
Group turnover/ operating profit (b)	2,499.3	-4.5		266.4	-1.0
Interest				(0.5)	-
Group profit before tax and exceptionals				265.9	-4.9
Group profit before tax (after exceptionals)				280.5	10.7
Group profit before tax and exceptionals from continuing operations				265.9	3.4

Note (a) Like for like growth in Boots Healthcare International and Boots Retail International represents sales at comparable exchange rates.

(b) Includes share of joint ventures

Boots The Chemists

Boots The Chemists has delivered solid performance for the half year. The 2.9% like for like growth in quarter two came against a strong performance of 5.7% in the same period last year. Performance has benefited from concentration on the front and back shop activities including increased investment in stores and people, product development and on-shelf availability now consistently over 98%.

10 new stores in retail parks were opened and are performing ahead of our expectations. 156 store refits were completed with sales uplifts slightly ahead of those reported at the full year.

Sales

	Q1		Q2		Half Year		
	Total %	LFL %	Total %	LFL %	Actual £m	Total %	LFL
Health	6.3	6.5	5.0	4.8	901.0	5.6	5.
Beauty & Toiletries	5.3	5.2	2.4	2.3	847.7	3.8	3.
Other	-1.2	-2.0	-0.8	-0.8	320.8	-1.0	-1.
Total	4.7	4.6	3.0	2.9	2,069.5	3.8	3.

Health

Dispensary sales were up 6.6% driven by increased dispensing of higher value medicines, investment in new galley and carousel dispensaries and growth in the prescription collection services. Market share has declined slightly but at a lower rate than in previous years. Accelerating investment in this important area of the business is aimed at turning this around.

The Government has recently announced proposals to reduce the prices at which they reimburse a limited range of generic medicines. This is likely to have an adverse effect on dispensing margin in the second half.

Sales of over the counter healthcare, up 3.1%, benefited from growth in allergy products, which were up over 9% and analgesics, up 4.7%. Sales of diet products were down as a result of changing diet patterns. Vitamin sales were 6.5% lower

reflecting adverse media coverage, but despite this, market share improved in the second quarter.

Beauty & Toiletries

Beauty & Toiletries sales growth at 3.8% was lower than the recent trend but largely as expected. Cosmetics and fragrance sales were up 5.3% against strong performance last year of 11%. Growth was driven by new product development and promotions in premium cosmetics, fragrance, self-selection cosmetics and No7.

Growth in toiletries was 0.9%. The closure of the Sainsbury trial stores reduced sales by 1.0% and there were fewer volume promotions due to the phased roll out of 'Lower Prices You'll Love'. This programme is improving customer perceptions of Boots' price competitiveness. Sales benefited from 'Sunshop', the expanded summer range offering, which was up 18%.

Overall, market share was maintained.

Other

Sales in our Other category continue to disappoint overall. Photo sales declined by 7.2%. In traditional photo processing, we continued to gain share in a rapidly declining market. In response to the shift to digital photography we have invested in over 400 in-store digital processing labs and an expanded range in the offer of digital cameras. Both initiatives have resulted in an increase in market share in the digital photo market.

Solid growth in Baby of 3.8%, benefited from growth in the key sectors of nappies, wipes and milks helped by Advantage Card promotions. Sales were also increased by the new mini-mode clothing range. Market share was flat.

Food sales grew by 1.8% helped by the launch of 'Meal Deal Extra' and by improved performance in London.

Operating profit

Boots The Chemists operating profit was £269.2m, up 4.9% on the prior year. Gross margins were maintained. Operating costs were in line with our expectations.

Current Trading

We are aiming to build a strong platform for Christmas. This year we have added 10% more space for seasonal merchandise, the products are in store earlier and we have 5,500 lines in our 'Mix 'n' Match' 3 for 2 gift promotion, over twice the number of a year ago. We have also brought forward the next phase of the 'Lower Prices You'll Love' campaign to give our customers even better value in the run up to Christmas. As part of a 'budget amnesty' Head Office functions have identified savings of £3m which will be re-invested in stores during the Christmas period.

We have launched an instant Advantage Card and have seen strong demand.

To reduce queuing time we have upgraded 2,600 tills in 130 stores in advance of the Christmas trading period. This brings the number of new tills to nearly 4,500 in over 350 stores including all of our larger stores.

Outlook

Boots The Chemists' gross margin in the second half will be reduced by two factors. Firstly the Department of Health's proposed revision to the reimbursement levels for certain generic medicines, and secondly extending price reductions to more products as part of our 'Lower Prices You'll Love' campaign. The increase in operating costs in the second half will be slightly higher as a result of additional investment in stores.

Boots Opticians and Dentalcare

Sales in Boots Opticians at £100.4m were down 7.8% reflecting the highly competitive market in opticians and eyecare. LASIK continues to feel the effect of adverse publicity on perceived health risks in laser eye surgery earlier in the year.

Sales in Dentalcare and Other Services were up 7.0% at £23.0m. The Dentalcare operation has benefited from a new variable pay model, with both sales and productivity up.

The Hearingcare business has been sold as a going concern.

Operating losses in the services business were £5.5m but have been reduced by a total of £10.6m in the half year. Towards the end of the year, Boots The Chemists took operational responsibility for the services business to create a greater focus on the full customer offer and deliver greater efficiencies.

Boots Healthcare International

Boots Healthcare International continues to show good progress in line with its growth strategy. Sales for the first half were up 11.0% representing a 7.3% growth at comparable exchange rates.

Nurofen continued to grow strongly, up 18.3% to £69.0m, boosted by new product launches such as Mobile, Migraine and Recovery and by expansion in Australia. Clearasil sales of £44.1m were up 6.5%, with strong growth in the UK arising from the Total Control range. Flat performance in the US was due to inventory reductions in the trade offsetting rising consumer sales. Strepsils and dermo-cosmetics sales grew year on year by 6.9% and 4.9% respectively.

Brand investment in the first half was £72.7m, which represents 30% of sales, a 3 percentage point increase on last year. This is largely accounted for by continued investment in the Clearasil brand.

Operating profit was up 1.1% at £35.6m.

Boots Retail International

Boots Retail International increased sales by 16.7% to £21.3m helped by strong growth in Thailand stores and in our Hong Kong implants. The business reduced losses by 48.1% to £4.0m. The restructuring of the European and Taiwanese businesses is now complete. We have continued to roll out new implants in Hong Kong and Taiwan, opening 32 in total. Two small, low cost trials of the implant model are planned for the US.

Group and Other

Sales in Group and Other were up 54.7% at £57.7m due to the inclusion of proceeds of the sale of a development property. Operating costs increased by 35.7% to £28.9m due to the costs of senior management and head office changes.

Operating expenses

Group operating expenses for continuing operations grew by 4.5%. The cost reduction programme continues on track with £12m worth of ongoing savings secured in the first half. These savings benefit cost of goods by £4m and operating expenses by £8m. One off costs of £13m have been incurred in the half year to secure further benefits in future periods. 170 people have left the business in the period with a further 290 set to leave in the second half following decisions that were announced in the first half of the year.

Financing

Free cash flow for the period was £28.3m down from £126.8m in the prior year before the proceeds of the Halfords disposal. This reflected the inflow from discontinued operations last year, higher investment in fixed assets and higher working capital growth. Working capital growth was 14% higher than the previous half year owing to higher and earlier stocking in Boots The Chemists to support Christmas trading. The balance sheet remains strong with closing net debt of £372.9m and shareholders' funds of £1,967.7m.

The interim dividend is increased by 4.8% to 8.8 pence per share.

The buyback programme to return the proceeds of the sale of Halfords has nearly been completed with only £23m outstanding. 24.5 million shares were purchased in the six months at a cost of £160.0m. In total, in the last six years, £1.2bn has been returned to shareholders by share buybacks and special dividends. The

current intention is to continue to purchase shares in the market but at a lower rate than in the first half.

- Ends -

Notes to editors:

For further information please contact:

Investor Relations
Peter Baguley
Tel: +44 (0)20 7995 9617 (until 1.00 pm)
Mobile: +44 (0)7770 440690 (after 1.00 pm)

Media
Donal McCabe
Tel: +44 (0)20 7995 9617 (until 1.00 pm)
Mobile: +44 (0)7769 690618 (after 1.00 p

Matthew Dransfield

Mobile: +44 (0)7973 844612 (after 1.00 p

BOOTS GROUP PLC
INTERIM RESULTS

GROUP PROFIT AND LOSS ACCOUNT
FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2003

	Notes	6 months to 30.9.03 £m	6 months to 30.9.02 £m	12 months to 31.3.03 £m
Turnover:				
Turnover from continuing operations		2,499.3	2,382.4	5,092.4
Discontinued operation		-	234.9	234.9
Turnover: group and share of joint ventures	1	2,499.3	2,617.3	5,327.3
Less: share of joint ventures' turnover		(0.6)	(1.2)	(2.1)
Group turnover		2,498.7	2,616.1	5,325.2
Operating profit				
Operating profit from continuing operations		266.9	258.6	534.8
Discontinued operation		-	22.5	22.5
Group operating profit		266.9	281.1	557.3
Share of operating loss of joint ventures		(0.5)	(12.1)	(13.2)
Total operating profit including joint ventures	2	266.4	269.0	544.1
Profit on disposal of fixed	3	14.6	1.7	5.1

assets				
Provision for loss on closure of operations	3	-	-	(34.5)
Loss on disposal of business	3,10	-	(128.6)	(123.2)
Profit on ordinary activities before interest	2	281.0	142.1	391.5
Net interest and similar items*	4,12	(0.5)	111.2	103.4
Profit on ordinary activities before taxation		280.5	253.3	494.9
Tax on profit on ordinary activities	5	(83.8)	(116.8)	(192.7)
Profit on ordinary activities after taxation		196.7	136.5	302.2
Equity minority interests		(0.3)	(0.4)	(0.5)
Profit attributable to shareholders		196.4	136.1	301.7
Dividends	6	(67.9)	(70.0)	(230.7)
Profit retained		128.5	66.1	71.0
Basic earnings per share before exceptional items	7	23.0p	22.1p	45.2p
Basic earnings per share	7	24.9p	15.9p	36.0p
Diluted earnings per share before exceptional items	7	23.0p	22.1p	45.1p
Diluted earnings per share	7	24.8p	15.8p	35.9p
Dividends per share	6	8.8p	8.4p	28.6p

* Net interest includes an exceptional credit of £nil (6 months to 30th September 2002 £100.6m, 12 months to 31st March 2003 £92.1m) - see notes 4 and 12 for details.

BOOTS GROUP PLC
INTERIM RESULTS

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2003

	6 months to 30.9.03 £m	6 months to 30.9.02 £m	12 months to 31.3.03 £m

Profit attributable to shareholders	196.4	136.1	301.7
Revaluation of investment properties	-	17.1	17.1
Currency translation differences on foreign currency net investments	(0.3)	(5.3)	7.5
Total recognised gains and losses relating to the period	196.1	147.9	326.3

NOTE ON HISTORICAL COST PROFITS AND LOSSES
FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2003

	6 months to 30.9.03 £m	6 months to 30.9.02 £m	12 months to 31.3.03 £m
Reported profit on ordinary activities before taxation	280.5	253.3	494.9
Realisation of property revaluation surpluses/(deficits)	10.3	(1.9)	10.2
Depreciation adjustment	0.6	0.3	1.0
Historical cost profit on ordinary activities before taxation	291.4	251.7	506.1
Historical cost profit retained	139.4	64.5	82.2

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2003

	6 months to 30.9.03 £m	6 months to 30.9.02 £m	12 months to 31.3.03 £m
Total recognised gains and losses relating to the period	196.1	147.9	326.3
Dividends	(67.9)	(70.0)	(230.7)
New share capital issued (net of expenses)	0.1	0.1	(0.3)
Repurchase of shares	(160.0)	(253.7)	(462.8)
Goodwill released on disposal of business	-	349.3	349.3

Net (decrease)/increase in shareholders' funds	(31.7)	173.6	(18.2)
Opening shareholders' funds	1,999.4	2,017.6	2,017.6
Closing shareholders' funds	1,967.7	2,191.2	1,999.4

BOOTS GROUP PLC
INTERIM RESULTS

GROUP BALANCE SHEET
30TH SEPTEMBER 2003

	Notes	At 30.9.03 £m	At 30.9.02 £m	At 31.3.03 £m
Fixed assets				
Intangible assets	8	297.0	290.3	301.3
Tangible assets		1,519.7	1,613.3	1,516.5
Investments		77.6	102.9	84.7
		1,894.3	2,006.5	1,902.5
Current assets				
Stocks		788.9	708.7	638.6
Debtors		724.2	628.4	650.6
Investments and deposits		158.4	522.3	293.1
Cash at bank and in hand		33.2	35.0	203.4
		1,704.7	1,894.4	1,785.7
Creditors: amounts falling due within one year		(1,071.4)	(1,101.7)	(1,112.7)
Net current assets		633.3	792.7	673.0
Total assets less current liabilities		2,527.6	2,799.2	2,575.5
Creditors: amounts falling due after more than one year		(380.3)	(440.1)	(401.8)
Provisions for liabilities and charges		(178.8)	(167.1)	(173.8)
Net assets		1,968.5	2,192.0	1,999.9

Capital and reserves

Called up share capital	197.4	212.8	203.5
Share premium account	0.1	254.0	-
Revaluation reserve	249.4	273.1	260.3
Capital redemption reserve	11.7	53.0	5.6
Merger reserve	310.8	-	310.8
Profit and loss account	1,198.3	1,398.3	1,219.2
Equity shareholders' funds	1,967.7	2,191.2	1,999.4
Equity minority interests	0.8	0.7	0.5
Non-equity minority interests	-	0.1	-
	1,968.5	2,192.0	1,999.9

BOOTS GROUP PLC
INTERIM RESULTS

GROUP CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2003

	Notes	6 months to 30.9.03 £m	6 months to 30.9.02 £m	12 months to 31.3.03 £m
Cash inflow from operating activities	9	181.7	238.4	582.3
Returns on investment and servicing of finance		(20.5)	73.2	75.0
Taxation		(87.1)	(69.4)	(196.7)
Purchase of fixed assets		(88.3)	(69.9)	(145.8)
Disposal of fixed assets		21.3	29.0	118.6
Disposal of own shares		2.3	2.2	3.1
Acquisition of businesses		(1.6)	(3.5)	(9.5)
Disposal of businesses	10	-	371.2	367.6
Equity dividends paid		(160.9)	(168.5)	(238.3)
Cash (outflow)/inflow before use of liquid				
resources and financing		(153.1)	402.7	556.3
Management of liquid resources		134.7	(214.5)	15.8

Financing *	(177.9)	(283.4)	(511.8)
(Decrease)/increase in cash in the period	(196.3)	(95.2)	60.3

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

* Financing includes repurchase of shares of £(167.3)m (6 months to 30th September 2002 £(264.0)m, 12 months to 31st March 2003 £(465.5)m).

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2003

	6 months to 30.9.03 £m	6 months to 30.9.02 £m	12 months to 31.3.03 £m
(Decrease)/increase in cash in the period	(196.3)	(95.2)	60.3
Cash (inflow)/outflow from change in liquid resources	(134.7)	214.5	(15.8)
Decrease in borrowings and lease financing	10.7	19.5	46.0
Movement in net debt resulting from cash flows	(320.3)	138.8	90.5
Finance lease additions	(2.1)	(2.9)	(1.8)
Increase in value of investment in 10.125% bond	-	5.8	5.8
Currency and other non-cash adjustments	1.0	(5.1)	0.3
Movement in net debt during the period	(321.4)	136.6	94.8
Opening net debt	(51.5)	(146.3)	(146.3)
Closing net debt	(372.9)	(9.7)	(51.5)

NOTES ON RESULTS

1. Turnover by business segment

	Notes	6 months to 30.9.03 £m	6 months to 30.9.02 £m	12 months to 31.3.03 £m
Health		901.0	852.9	1,716.4
Beauty and Toiletries		847.7	816.6	1,891.9
Other		320.8	323.8	676.1

Boots The Chemists		2,069.5	1,993.3	4,284.4
Boots Opticians and Dentalcare		123.4	130.4	262.5
		2,192.9	2,123.7	4,546.9
Boots Healthcare International	a	228.3	204.3	430.1
Boots Retail International	b	20.4	17.1	35.6
Group and Other	c	57.7	37.3	79.8
Continuing operations		2,499.3	2,382.4	5,092.4
Discontinued operation	d	-	234.9	234.9
Turnover: group and share of joint ventures		2,499.3	2,617.3	5,327.3

a) Boots Healthcare International also made inter-segmental sales of £13.6m (6 months to 30th September 2002 £13.7m, 12 months to 31st March 2003 £30.3m).

b) Boots Retail International also made inter-segmental sales of £0.9m (6 months to 30th September 2002 £1.1m, 12 months to 31st March 2003 £1.4m).

c) Group and Other consists of the third party manufacturing and development properties sales.

d) Halfords has been treated as a discontinued operation.

2. Profit on ordinary activities before interest

	Notes	6 months to 30.9.03 £m	6 months to 30.9.02 £m	12 months to 31.3.03 £m
Boots The Chemists		269.2	256.4	568.6
Boots Opticians and Dentalcare		(5.5)	(16.1)	(28.6)
		263.7	240.3	540.0
Boots Healthcare International		35.6	35.2	70.1
Boots Retail International		(4.0)	(7.7)	(22.3)
Group and Other	a	(28.9)	(21.3)	(66.2)
Continuing operations		266.4	246.5	521.6
Discontinued operation	b	-	22.5	22.5
Total operating profit including joint ventures		266.4	269.0	544.1

Profit on disposal of fixed assets		14.6	1.7	5.1
Provision for loss on closure of operations		-	-	(34.5)
Loss on disposal of business		-	(128.6)	(123.2)
Profit on ordinary activities before interest		281.0	142.1	391.5

a) Group and Other consists of head office and other costs not allocated to business segments.

b) Halfords has been treated as a discontinued operation.

3. Exceptional items

	Notes	6 months to 30.9.03 £m	6 months to 30.9.02 £m	12 months to 31.3.03 £m
Profit on disposal of fixed assets - continuing		14.6	1.7	5.1
Loss on disposal or closure of operations				
Provision for loss on closure of operations				
- continuing		-	-	(34.5)
Loss on disposal of business - discontinued	10	-	(128.6)	(123.2)
Total exceptional items before interest and taxation		14.6	(126.9)	(152.6)
Interest	4, 12	-	100.6	92.1
Total exceptional items before taxation		14.6	(26.3)	(60.5)
Attributable tax charge		-	(27.2)	(16.5)
		14.6	(53.5)	(77.0)

In the 12 months to 31st March 2003 the provision for loss on closure of operations relates to the withdrawal from certain wellbeing services. As shown in note 4 an exceptional interest credit arose in the comparative periods. In the period to 30th September 2002 the credit of £100.6m (12 months to 31st March 2003 £92.1m) attracted a tax charge of £30.2m (12 months to 31st March 2003 £27.6m).

4. Net interest and similar items

	6 months to 30.9.03	6 months to 30.9.02	12 months to 31.3.03

	£m	£m	£m
Interest payable and similar charges	(9.1)	(1.7)	(10.7)
Interest receivable and similar income	8.8	6.7	16.6
Increase in value of investment in 10.125% bond 2017	-	5.8	5.8
Share of joint ventures	(0.2)	(0.2)	(0.4)
	(0.5)	10.6	11.3
Exceptional interest - closure of interest rate swaps (see note 12)	-	100.6	92.1
	(0.5)	111.2	103.4

Interest payable and similar charges includes interest payable on the 10.125% bond 2017 of £nil (6 months to 30th September 2002 £5.8m, 12 months to 31st March 2003 £5.8m) and eurobond of £8.2m (6 months to 30th September 2002 £8.3m, 12 months to 31st March 2003 £16.5m).

The 10.125% bond was redeemed on 25th June 2002. Following redemption there is no further impact on the profit and loss account.

5. Taxation

Taxation has been provided at an estimated effective rate excluding exceptional profits and losses on the sale of fixed assets and businesses of 31.5% (6 months to 30th September 2002 31.5%, 12 months to 31st March 2003 31.5%).

6. Dividends

The directors have declared an interim dividend of 8.8p per share (2002 8.4p per share). The dividend, which amounts to approximately £68.4m (2002 £70.6m), will be paid on 6th February 2004 to shareholders on the register on 21st November 2003. The shares will be quoted ex dividend on 19th November 2003. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. All applications to join that plan or amend existing instructions under it must be received by the company's registrars by 17.00 hours GMT on 16th January 2004 if they are to apply to this interim dividend.

7. Earnings per share

	6 months to 30.9.03	6 months to 30.9.02	12 months to 31.3.03
Basic earnings per share before exceptional items	23.0p	22.1p	45.2 p
Effect of exceptional items	1.9p	(6.2)p	(9.2)p

Basic earnings per share	24.9p	15.9p	36.0p
Diluted earnings per share before exceptional items	23.0p	22.1p	45.1 p
Effect of exceptional items	1.8p	(6.3)p	(9.2)p
Diluted earnings per share	24.8p	15.8p	35.9p

The calculation of basic and diluted earnings per share is based on:

	6 months to 30.9.03 £m	6 months to 30.9.02 £m	12 months to 31.3.03 £m
Earnings			
Earnings for adjusted basic and diluted earnings per share calculation	181.8	189.6	378.7
Exceptional items (see note 3)	14.6	(53.5)	(77.0)
Earnings for basic and diluted earnings per share calculation	196.4	136.1	301.7

	6 months to 30.9.03 million	6 months to 30.9.02 million	12 months to 31.3.03 million
Number of shares			
Weighted average number of shares used in basic earnings per share calculation	789.8	856.8	838.1
Dilutive effect of options	1.4	1.9	1.6
Weighted average number of shares used in diluted earnings per share calculation	791.2	858.7	839.7

The weighted average number of shares used in basic earnings per share calculation excludes shares held by The Boots ESOP Trust, the QUEST and unappropriated shares held by Boots Share Plan Trustees.

The dilutive effect relates to options under an employee savings related scheme and executive option schemes.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

8. Intangible fixed assets

	At 30.9.03 £m	At 30.9.02 £m	At 31.3.03 £m
Goodwill	24.6	25.7	24.7

Group patents, trademarks and other product rights acquired	272.4	264.6	276.6
	297.0	290.3	301.3

9. •Notes to the Group Cash Flow Statement

	6 months to 30.9.03 £m	6 months to 30.9.02 £m	12 months to 31.3.03 £m
Reconciliation of operating profit to operating cash flows			
Group operating profit	266.9	281.1	557.3
Depreciation, amortisation and impairments of fixed assets	69.8	85.5	162.8
Loss on the disposal of tangible fixed assets	2.3	2.6	5.5
Increase in working capital	(149.0)	(131.2)	(132.8)
Other non-cash movements	0.6	4.9	(2.4)
Net cash inflow before exceptional items	190.6	242.9	590.4
Exceptional operating cash flows	(8.9)	(4.5)	(8.1)
Cash inflow from operating activities	181.7	238.4	582.3

10. Acquisition and disposal of businesses

There were no significant acquisitions or disposals of businesses in the 6 months to 30th September 2003.

On 7th November 2002 the group acquired the remaining 40% stake of Digital Wellbeing Limited (DWL) from Granada for £1. In addition, Boots placed DWL in funds to settle £5.1m of Granada's loan funding of the company.

The principal disposal in the comparative periods was the sale of Halfords Limited to CVC Capital Partners on 30th August 2002 for a consideration of £396.0m. The loss on disposal was £123.2m, including goodwill of £349.3m previously written off to reserves.

Boots is returning to shareholders the net proceeds of the sale through a share buyback programme that commenced in the second half of the 2003 financial year and which is almost complete.

11. Pensions

The group accounts for pensions under SSAP24. A formal valuation of the Boots Pension Scheme is undertaken every three years with the next valuation due at 1st April 2004. The value of the Boots Pension Scheme for the purposes of FRS17, the UK pensions standard, is reassessed annually based on the previous full valuation updated for known impacts. Under FRS17 the value of liabilities at

31st March 2003 was £2.5bn and the market value of assets was £2.7bn, giving a pension scheme surplus of £0.2bn, before tax.

12. Interest rate swaps

During the comparative periods the group reviewed its interest rate management policy and concluded that certain interest rate swaps were no longer an effective hedge to liabilities. This resulted in the closure of £1,315m of interest rate swaps in the 6 months to 30th September 2002. The group also reviewed its accounting policies for hedging instruments during the year to 31st March 2003. As a result the surplus of £100.6m generated by the closure was reported in the profit and loss account as exceptional. A further £200m of interest rate swaps were closed out following 31st March 2003. A provision for the costs of closure was made in the year. This along with the surplus noted above and other related items left a net credit of £92.1m for the closure of interest related swaps in the year to 31st March 2003 and this is highlighted in the interest note as an exceptional item (see note 4).

13. Basis of preparation - full year comparatives

The figures for the 12 months ended 31st March 2003 do not constitute the company's statutory accounts for that period but have been extracted from the statutory accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts and that report was unqualified and did not contain a statement under Section 237(2) of the Companies Act 1985.

The accounts for the six months ended 30th September 2003 comply with relevant accounting standards and have been prepared on a consistent basis using accounting policies set out in the 2003 Annual Report.

14. Half year report

The half year report will be posted to shareholders by 12th November 2003 and copies will be available on request from The Secretary, Boots Group PLC, Nottingham NG2 3AA from that date.

15. Other information

The presentation to analysts will be broadcast live at 09.00 hours GMT on Thursday, 6th November 2003. The slide presentation will be available from 10.00 hours GMT on the same day. Both can be accessed from the Investor Information page at 'www.boots-plc.com'.

Independent review report by KPMG Audit Plc to Boots Group PLC

Introduction

We have been engaged by the company to review the financial information set out on pages 7 to 16 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors.

Review work performed

We conducted our review having regard to the guidance contained in Bulletin 1999 /4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the

financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30th September 2003.

KPMG Audit Plc
Chartered Accountants
2 Cornwall Street
Birmingham
B3 2DL

6th November 2003

END











Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:32 10 Nov 2003
Number	9026R

10th November 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th November 2003, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 713.5900p per share. This brings the total number of shares purchased during this programme to 63,228,927.

END

END









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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:24 11 Nov 2003
Number	9565R

11th November 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 11th November 2003, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 710.3p per share. This brings the total number of shares purchased during this programme to 63,328,927.

END

END









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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:06 12 Nov 2003
Number	0054S

12th November 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 12th November 2003, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 721.1675p per share. This brings the total number of shares purchased during this programme to 63,428,927.

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Company		Boots Group PLC
TIDM	:	BOOT
Headline		Purchase of Own Securities
Released		16:58 13 Nov 2003
Number		0571S

13th November 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 13th November 2003, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 724.9900p per share. This brings the total number of shares purchased during this programme to 63,528,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:38 14 Nov 2003
Number	0749S

BOOTS GROUP PLC

14th November 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 14th November 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has reduced by 20,031 shares as a result of exercises by participants of rights under the All-Employee Share Scheme 2002. This represents approximately 0.0026% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker, Mr P Bateman and Mr H Dodd.

As result of the movements referred to above the number of shares held by the Trust has fallen to 3,977,712 representing approximately 0.505% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,568,774.

END








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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:02 17 Nov 2003
Number	1667S

17th November 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 17th November 2003, Boots Group PLC acquired 150,000 ordinary shares in the company for cancellation. The price paid was 734.7060p per share. This brings the total number of shares purchased during this programme to 63,678,927.

END

END









Full Text Announcement







Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:36 18 Nov 2003
Number	2066S

On 18th November 2003, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 8,842 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.04. This represents approximately 0.0011% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 8,842.

END









Full Text Announcement




Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:54 18 Nov 2003
Number	2171S

18th November 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 18th November 2003, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 736.6400p per share. This brings the total number of shares purchased during this programme to 63,778,927.

END

END









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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:27 19 Nov 2003
Number	2778S

19th November 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 19th November 2003, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 723.945p per share. This brings the total number of shares purchased during this programme to 65,778,927.

END

END







Full Text Announcement




Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	15:50 20 Nov 2003
Number	3170S

The following replaces the 'Purchase of Own Securities' released on the 19th November 2003 at 17:27 under RNS3856Q. The total number of shares Boots Group PLC acquired is 63,978,927, not 65,778,927 as stated in the previous announcement. The fully amended version is shown below.

20th November 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 19th November 2003, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 723.945p per share. This brings the total number of shares purchased during this programme to 63,978,927.

END

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Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:56 20 Nov 2003
Number	3244S

20th November 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 20th November 2003, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 713.4100p per share. This brings the total number of shares purchased during this programme to 64,078,927.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:01 21 Nov 2003
Number	3864S

21st November 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 21st November 2003, Boots Group PLC acquired 405,800 ordinary shares in the company for cancellation. The price paid was 710.5500p per share. This brings the total number of shares purchased during this programme to 64,484,727.

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Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:30 24 Nov 2003
Number	4001S

BOOTS GROUP PLC

24th November 2003

NOTIFICATION OF DIRECTORS INTERESTS

As at 24th November 2003, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), has reduced by 1,567 shares as a result of exercises by participants of rights under the All-Employee Share Scheme 2002. This represents approximately 0.0002% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the free shares held by the Trust for the Free Shares Scheme. The directors in question are: Mr R Baker, Mr P Bateman and Mr H Dodd.

As result of the movements referred to above the number of shares held by the Trust has fallen to 3,976,145 representing approximately 0.505% of the current issued ordinary share capital of the Company. The number of shares the directors are deemed to be interested in is 3,567,468.

END









Full Text Announcement

Next ›



Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	17:03 25 Nov 2003
Number	4906S

25th November 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 25th November 2003, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 713.3500p per share. This brings the total number of shares purchased during this programme to 64,584,727.

END

END



Next ›






Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:39 26 Nov 2003
Number	5152S

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

716.5p

13) Date of transaction

20 th November 2003

14) Date company informed

26th November 2003

15) Total holding following this notification

117,227

16) Total percentage holding of issued class following this notification

0.0149%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....26th November 2003............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

716.5p

13) Date of transaction

20st November 2003

14) Date company informed

26th November 2003

15) Total holding following this notification

115,696

16) Total percentage holding of issued class following this notification

0.0147%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....26th November 2003..............................

END





03 DEC ... 7:21



Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:53 26 Nov 2003
Number	5446S

26th November 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 26th November 2003, Boots Group PLC acquired 150,000 ordinary shares in the company for cancellation. The price paid was 717.9070p per share. This brings the total number of shares purchased during this programme to 64,734,727.

END

END









Full Text Announcement







Company	Boots Group PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:55 28 Nov 2003
Number	6514S

28th November 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 28th November 2003, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 717.7740p per share. This brings the total number of shares purchased during this programme to 64,984,727.

END

END









Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:20 1 Dec 2003
Number	6991S

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Boots Group PLC

2) Name of director

Jan Bennink

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Jan Bennink

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

4,126

8) Percentage of issued class

0.00052%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of 25p each

12) Price per share

£7.13

13) Date of transaction

28th November 2003

14) Date company informed

1st December 2003

15) Total holding following this notification

4,126

16) Total percentage holding of issued class following this notification

0.00052%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Richard Baker will be joining the board on 15th September 2003

24) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver, Company Secretary

Date of Notification....1st December 2003..................................

END







Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:07 1 Dec 2003
Number	7167S

1st December 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 1st December 2003, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 715.3340p per share. This brings the total number of shares purchased during this programme to 65,234,727.

END

END













Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:37 2 Dec 2003
Number	7826S

2nd December 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 2nd December 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 708.6610p per share. This brings the total number of shares purchased during this programme to 65,734,727.

END

END







 

Full Text Announcement

  

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:27 3 Dec 2003
Number	8403S

3rd December 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 3rd December 2003, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 710.0125p per share. This brings the total number of shares purchased during this programme to 65,934,727.

END

END



 





Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:57 4 Dec 2003
Number	8954S

4th December 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 4th December 2003, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 710.7525p per share. This brings the total number of shares purchased during this programme to 66,034,727.

END

END





 

Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:06 5 Dec 2003
Number	9533S

5th December 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 5th December 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 704.737p per share. This brings the total number of shares purchased during this programme to 66,534,727.

END

END

 





Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:12 8 Dec 2003
Number	0113T

8th December 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 8th December 2003, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 704.6564p per share. This brings the total number of shares purchased during this programme to 66,784,727.

END

END









Company Boots Group PLC
TIDM BOOT
Headline Blocklisting Interim Review
Released 11:15 10 Dec 2003
Number 0847T

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BOOTS GROUP PLC

2. Name of scheme

EXECUTIVE SHARE OPTION SCHEME

3. Period of return:

From 01.06.03 To 30.11.03

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

995,000 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

55,000

6. Balance under scheme not yet issued / allotted at end of period

940,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 ordinary shares of 25p each. 9th May 2003.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

786,285,097

Contact for queries

Name	Sonia Fennell, Assistant Company Secretary
Address	Boots Group PLC, Nottingham. NG90 1BS
Telephone	0115 9687094

END










Full Text Announcement





Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	07:24 11 Dec 2003
Number	1304T

11th December 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th December 2003, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 697.8538p per share. This brings the total number of shares purchased during this programme to 67,284,727.

END

END








Full Text Announcement



Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:56 11 Dec 2003
Number	1761T

11th December 2003

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 11th December 2003, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 683.5750p per share. This brings the total number of shares purchased during this programme to 67,384,727.

END

END





COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC



Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	85,000	30,000	2[illegible]0,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	15/09/03	17/09/03	18/09/03
Maximum prices paid § for each share	£6.7438	£6.7830	£6.8744
Minimum prices paid § for each share	£6.7438	£6.7830	£6.8744

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 2,775,166.07
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 13,880

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date [illegible]

Presentor's name address and reference (if any)

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029



Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:



Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	50,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	26/09/03	29/09/03	30/09/03
Maximum prices paid § for each share	£6.6629	£6.6900	£6.6908
Minimum prices paid § for each share	£6.6629	£6.6900	£6.6908

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 5,354,950.36
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 26,775

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date 16 OCT 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	300,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	19/09/03	23/09/03	25/09/03
Maximum prices paid § for each share	£6.9000	£6.7923	£6.6628
Minimum prices paid § for each share	£6.9000	£6.7923	£6.6628

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 7,106,505.67
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 35,535

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed

Designation ‡

Date 16 OCT 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985





Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	01/10/03	03/10/03	06/10/03
Maximum prices paid § for each share	£6.6575	£6.5898	£6.4845
Minimum prices paid § for each share	£6.6575	£6.5898	£6.4845

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 8,259,218.93
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 41,300

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date 16 OCT 2003

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

	Day	Month	Year
Date of termination of appointment	3 1	1 0	2 0 0 3

as director: X   as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MR   *Honours etc:

Forename(s): ANDREW PATRICK

Surname: SMITH

	Day	Month	Year
†Date of Birth	2 0	0 9	1 9 6 0

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 17.11.03

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, BOOTS GROUP PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061   DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   **DX 33050 Cardiff**
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**


88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	4452715
Company name in full	BOOTS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From (Day Month Year)	To (Day Month Year)
	21 11 2003	

Class of shares *(ordinary or preference etc.)*	Ordinary	Ordinary	
Number allotted	5,000	20,000	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.31	£5.19	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

'he allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name: TD Waterhouse Nominees (Europe) Limited A/C CES Nominees		Class of shares allotted	Number allotted
Address: 201 Deansgate, Manchester	UK Postcode: M3 3DT	Ordinary 25p	25,000
Name		Class of shares allotted	Number allotted
Address	UK Postcode	Ordinary 25p	
Name		Class of shares allotted	Number allotted
Address	UK Postcode	Ordinary 25p	
Name		Class of shares allotted	Number allotted
Address	UK Postcode	Ordinary 25p	
Name		Class of shares allotted	Number allotted
Address	UK Postcode	Ordinary 25p	

Please enter the number of continuation sheets (if any attached to this form

Signed [signature] Date 21st December 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

Sonia Fennell

Boots Group PLC